ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

November 20, 2013

United States Securities and Exchange Commission
Washington, DC 20549

Attn: Dietrich A. King, Staff Attorney
RE: ADB International Group, Inc.
File No. 000-54862

Amendment No. 2 to Registration Statement on Form 10
Filed on April 25, 2013

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated May 9, 2013, with respect to the above-referenced Exchange Act Form 10 filing by ADB International Group, Inc. (the “Company”). For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

General

Comment 1. We note your response to comment 1 in our letter dated December 20, 2012 however the page numbers are still omitted. As previously requested, please include page numbers.

Response 1. We have added page number to the Form 10-12g #2.

Comment 2. We note your response to comment 2 in our letter dated December 20, 2012. Please file Exhibits 10.4 and 10.5 and list them in your Exhibit index.

Response 2. We have attached the consulting agreements with Tal Yoresh and Itai Weisberg as exhibit 10.4 and 10.5, respectively, to this Form 10-12g amendment.

Comment 3. We note your response to comment 4 in our letter dated December 20, 2012, particularly your statement that you have “devoted [your] limited financial and personnel resources to joint ventures”. In this regard, we note your statements in support of the conclusion that you do not have nominal operations to the effect that you “entered into a two year cooperation and distribution agreement with Treatec”, “entered into a Representative Services Agreement in February 2013 with Mr. Tal Yoresh” and “entered into a distribution agreement with GreenEng.” Alone, without further information, these actions do not fully allay our concern that your company might be a shell company, particularly in light of the limited nature of your assets and operations. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of those factors. Alternatively, please revise your registration statement to indicate that you are a shell company.

Response 3. We have expanded out disclosure under “Recent Development” to address this comment as follows:

Recent Developments

On December 17, 2012, we entered into a cooperation and distribution agreement with Treatec (the "Treatec Distribution Agreement") pursuant to which we were granted the certain rights to distribute Treatec's water treatment products in Australia ,New Zealand ,the United States and Canada ("North America") on a non-exclusive basis. In connection with the Treatec Distribution Agreement and in order to enhance our ability to develop a market presence for the Treatec products in the Australia and New Zealand, we entered into a Representative Services Agreement dated February 21, 2013 with Mr. Tal Yoresh. Mr. Yoresh is a resident of Australia and has many years of experience representing Israeli technology companies in both Australia and New Zealand. Following his appointment as our Regional Marketing Representative, Mr. Yoresh has had meetings with representatives of governmental agencies, both local and regional, and potential private sector customers, principally in Australia and to a lesser extent in New Zealand, presenting the Treatec line of water treatment products. See the discussion below regarding Treatec's increasing market presence in Asia and the Pacific Rim. Also see the discussion of the Treatec Distribution Agreement under "Material Terms of the Treatec Agreement" below.

In May 2012, Treatec entered into a five-year agreement with Shunde Dowell Technological and Environmental Engineering Co. Ltd, a major Chinese corporation ("Shunde Dowell") with an established presence in the Pearl River Delta, among other areas throughout China, as well as in Viet Nam and elsewhere in SE Asia. Pursuant to this Treatec agreement, Shunde Dowell will use, on an exclusive basis, Treatec's water treatment technology solutions in China, Macau and Hong Kong (the "Chinese Market"). Treatec will serve as the exclusive contractor for Shunde Dowell's water treatment projects in the Chinese Market, utilizing Treatec's Multi Stage Biological System ("MSBS"). Following the execution of the agreement, Shunde Dowell commenced projects with initial revenues of approximately $750,000 and in December 2012, Shunde Dowell announced that a Treatec designed water treatment solution had been chosen for a major industrial waste water treatment project in Guangdong, China, which was completed during the first half of 2013.

In addition, in July 2012, Treatec signed an agreement with the Israeli Defense Ministry to provide for the installation and maintenance on one military base a compact wastewater treatment facility which facility and maintenance shall generate approximately $300,000 with the anticipation of additional installations at multiple bases in the future. On January 17, 2013, we entered into a distribution agreement with GreenEng (the "GreenEng Distribution Agreement"), pursuant to which the Company has been granted the rights to distribute the GreenEng water treatment products and technology in the United States on a non-exclusive basis. See the discussion of the GreenEng Distribution Agreement under "Material Terms of the GreenEng Agreement" below.

We are presently evaluating several firms and persons that could serve as our sales and marketing representative in the United States to facilitate our acquisition of a customer base for both the Treatec and GreenEng products in the U.S. market.

The Treatec and GreenEng Distribution Agreements were attached as exhibits to the Company's Form 10-K for the year ended 2012. The Treatec Distribution Agreement and the GreenEng Distribution Agreement are sometimes collectively referred to as the "Distribution Agreements."

We believe that we can sell and distribute both the Treatec and GreenEng water treatment products and solutions successfully in North America, subject to our ability to raise capital. In order to accelerate our penetration of the Territories where we have Distribution Agreement, we have engaged, Mr. Itai Weisberg, founder and CEO of GreenEng, to serve as our chief marketing consultant. Further, we have received recent reports from both GreenEng and Treatec21 regarding their developments, which we believe will be instrumental in supporting our marketing efforts in Australia and New Zealand. The Company is aware that from the date of any execution of distribution agreements to the actual commencement of particular water treatment projects and the receipt of revenues, there typically involves a time line of 12 to 24 months. During this period, projects must be approved, whether by governmental officials or representatives of private sector customers, and thereafter must be funded.

For example, the Arava desert area of Israel is known for its extreme weather conditions, with significant differences in day temperature compared to night time, which is very similar to the climate in many parts in Australia, as well as in the United States. The success that our licensors have achieved with new Projects in the Arava desert area presents support for our ongoing marketing efforts in by our Regional Marketing Director, Tal Yoresh, in Australia.

In addition, in September 2013, Treatec entered into a joint venture with Myanmar's Supreme Group of Companies Ltd. ("Supreme") to collaborate on the design, construction and operation of industrial facilities and municipal wastewater treatment throughout of Myanmar (formerly Burma). Supreme is a leading infrastructures and construction company in Myanmar, engaged in water and electric works, including water treatment systems, environmental engineering, special infrastructure construction projects, agriculture, power transmission, among other major industries. Pursuant to the terms of the joint venture, the parties will also collaborate on upgrading existing water treatment facilities in addition to the construction of new facilities.

ADBI believes that the success of Treatec in the China, Viet Nam and the rapidly growing Southeast Asian market for water treatment, which expands the scope and reach of Treatec's proprietary technologies, should translate into our ability to play a significant role in developing ongoing business in Australia and New Zealand, based upon the negotiations that have already commenced in these countries by Mr. Yoresh, our Regional Marketing Director.

While there can be no assurance, we believe that the success of both Treatec and GreenEng will not only facilitate our ability to generate purchase orders in our Territories but should also accelerate our ability to raise the capital necessary to complete our business plan.

Item 1. Description of Business

Recent Developments

Comment 4. We note your response to comment 6 in our letter dated December 20, 2012. Please disclose in your next amendment the source of your statement regarding the commercial success of the water treatment products in Israel and Europe.

Response 4. We have deleted the reference.

Competition

Comment 5. We note your response to comment 11 in our letter dated December 20, 2012. As previously requested, please either delete the references indicating that your competitors’ products “are less efficient and more expensive than [your] water treatment technology products” in the third paragraph under this heading or substantiate them.

Response 5. We have deleted the reference.

Item 2. Management’s Discussion and Analysis of Financial Condition and Plan of Operation

Our Business

Comment 6. We reviewed your responses to comments 17 and 18 in our letter dated December 19, 2012. Reference is made to your discussion of Phase 1 and 2 of your business plan under “Our Business Strategy” in Item 1. Please revise to discuss each piece of Phase 1, including the estimated cost and timing of each piece, when discussing your business plan in Item 2.

Response 6. We have expanded our disclosure to include the requested additional information.

Results of Operations during the year ended December 31, 2012 as compared to the year ended December 31, 2011

Comment 7. Please revise to provide a more detailed discussion of the nature of the general and administrative expenses incurred in the years ended December 31, 2012 and December 31, 2011 and the underlying reasons for the increases or decreases in expenses. Please also revise to discuss the underlying reasons for the increase in interest expense.

Response 7. We have revised and updated our discussion related to our results of operation for the respective periods.

Liquidity and Capital Resources

Comment 8. We reviewed your response to comment 19 in our letter dated December 19, 2012. Please remove the last sentence in the fifth paragraph under the “Liquidity and Capital Resources” subheading since this is not an offering in which you are raising money. In this regard, please ensure the document is drafted with a view of the nature of the registrant, its operations and the type of registration statement.

Response 8. We have deleted the last sentence in the fifth paragraph under the “Liquidity and Capital Resources”.

Comment 9. Reference is made to your discussion of the “Material Terms of the GreenEng Agreement” in Item 1. Please tell us whether you have committed to purchase product from GreenEng and if so, please disclose the material terms of the commitment.

Response 9. We have expanded disclosure in the fourth paragraph under subheading “Liquidity and Capital Resources” as follows:

We do not have sufficient capital resources to effectuate our business plan. We estimate that we will require $400,000 to comply with EPA regulatory requirements during the next twelve months. Accordingly, we plan to raise these funds through a private offering of our equity securities or through issuance of convertible debt instruments. At present, we have not entered into any sales agreement for any of TreaTec's and GreenEng's water treatment products and therefore have not committed to purchase any of their products.

Item 4. Security Ownership of Beneficial Owners and Management

Comment 10. We note your response to comment 21 in our letter dated December 20, 2012, indicating that the majority of the 63,983,000 shares (which constitute more than 80% of your outstanding shares) issued to various parties, were sold to Yoseph Zekri and other unaffiliated parties. Please tell us how many shares went to Mr. Zekri and clarify for us whether those shares are included in the Security Ownership Table. In this regard, we note that the beneficial ownership table appears to reflect that Mr. Zekri holdings consist of 21,307,987 shares. In addition, please tell us the number of persons besides Mr. Zekri who received shares in the aforementioned sales and confirm for us that none of those persons is required to be included in the table pursuant to the requirements of Item 403 of Regulation S-K.

Response 10. In connections with the private sale of 40,000,000 shares previously owned by former management of the Company, the following restricted shares were purchased in private stock purchase transactions and none of the purchasers became a 5% shareholder or an affiliate other than Mr. Zekri and Mr. Weissberg, both of which appear in the table “Security Ownership of Beneficial Owners and Management:

No.	Date	Name	Number of Restricted Shares	Total Beneficial Ownership (1)
1	02/13/12	Haim Arusi	1,200,000	1.56%
2	02/13/12	Eli Cohen	2,400,000	3.12%
3	02/13/12	GCL Global Commerce Ltd.	1,200,000	1.56%
4	02/13/12	Yochanan Korman	1,100,000	1.43%
5	02/13/12	Zvi Hersh Korman	3,700,000	4.81%
6	02/13/12	Elimelech Krasney	3,700,000	4.81%
7	02/09/12	Lavi Krasney	1,800,000	2.34%
8	02/13/12	Gil A. Mediuni	3,700,000	4.81%
9	02/13/12	Shmuel Pasternak	1,920,000	2.49%
10	02/13/12	Shefet Trust Ltd.	2,600,000	3.38%
11	02/13/12	Liat Sidi	2,380,000	3.09%
12	02/13/12	Kfir Silberman	1,650,000	2.14%
13	02/09/12	Amir Uziel	1,800,000	2.34%
14	02/09/12	Ron Weissberg	4,800,000	6.23%
15	02/13/12	Eli Yoresh	3,750,000	4.87%
16	02/12/12	Tal Yoresh	2,300,000	2.99%
17	02/08/12	Yoseph Zekri	21,307,987	27.67%
			61,307,987	79.63%

Item 5. Directors, Executive Officers, Promoters and Control Persons

Comment 11. We note your response to comment 22 in our letter dated December 20, 2012. As previously requested, please revise your disclosure to expand the discussion of Mr. Zekri and Mr. Ginsberg business experience during the past five years. Please see Item 401(e) of Regulation S-K.

Response 11. We have revised the disclosure about management’s business experience as follows:

Shahar Ginsberg, 29, was appointed as our CEO and CFO effective March 17, 2013. Mr. Ginsberg received his MBA from Peres Academic Institution in Israel in 2012 with a major in finance and marketing. He received his undergraduate degree with a major in marketing. During the past two years, Mr. Ginsberg was employed by Israel's International Bank, Commercial Banking Division, involved in economic and marketing planning. His duties including initiating marketing and business development activities, identifying, analyzing contacting potential commercial clients with revenues ranging between $10,000,000 and $50,000,000. Following his financial analysis of the potential clients, Mr. Ginsberg would coordinate introductions and oversee the establishment of business relationships with the proper team at Israel's International Bank. Prior to joining Israel's International Bank, Mr. Ginsberg was employed for over three years by a private company as business development and marketing supervisor.

Yoseph Zekri, 54, prior to becoming our Secretary on March 17, 2013, Mr. Zekri had been our CEO and CFO since February 2012. Mr. Zekri has extensive experience as a senior executive officer of private businesses, serving since 2010 as CEO and President of Solution's USA, LLC, a private company engaged in the import and export business on both a wholesale and retail basis.

Item 10. Recent Sales of Unregistered Securities

Comment 12. We note that the Statement of Changes in Stockholder’s Equity indicates that 5,689,041 shares were issued upon conversion of debt in 2009, but your Recent Sales of Unregistered Securities table reflects that the same amount of shares were issued in 2010. Furthermore, the table in Item 10 indicates that the issuance of shares related to services provided and not to conversion of debt. Please revise your disclosures to ensure consistency.

Response 12. We believe that the 5,689,041 shares issued in 2010 are correctly reflected in the Statement of Shareholders’ Equity.

Item 13. Financial Statements and Supplementary Data

Audited Consolidated Financial Statements

Comment 13. We reviewed your response to comment 28 in our letter dated December 19, 2012. Please amend to include an audited statement of changes in stockholders’ deficiency from re-entering the development stage on January 1, 2010 through December 31, 2010 and audited statements of operations and cash flows from re-entering the development stage on January 1, 2010 through December 31, 2012. Refer to ASC 915-215-45, 915-225-45 and 915-230-25. Please also explain in detail why you were not a development stage entity on December 31, 2009 and prior to December 31, 2009. In doing so, please tell us your revenues earned prior to December 31, 2009. Refer to the definition of a development stage entity at ASC 915-10-20.

Response 13. The Company's former auditor, Michael F. Cronin, CPA, audited the financial statements for the years ended December 31, 2011 and 2010 which were included in our initial Form 10 filing. Mr. Cronin can no longer perform audits for public companies and, as a result, we requested our new auditors, M&K CPAS, LLC (“M&K”), which audited our financial statements for the year ended December 31, 2012, to re-audit our financial statements for December 31, 2011. This Form 10 amendment contains financial statements for the two years ended December 31, 2012 and December 31, 2011 which have been audited by M&K. The re-audit of the financial statements for December 31, 2011 was as a result of and in response to an SEC comment related to another issuer which required the re-audit of the December 31, 2011 financial statements that Mr. Cronin had previously audited for such issuer. We respectfully request that the staff relieve us of their request that we also re-audit, at additional expense, the financial statements for the year ended December 31, 2010 that had been audited by Mr. Cronin.

Statements of Cash Flows

Comment 14. The totals “Expenses paid by issuance of equity instruments” and “Donated services” for the period from re-entering development stage on January 1, 2010 to December 31, 2012 do not agree to the statements of changes in stockholders’ equity or Note 3. Please revise.

Response 14. We have corrected the amount of Donated Services to $1,015,737 and have deleted line item “Expenses paid by issuance of equity instruments” in the Statement of Cash Flows to conform to the Statements of Changes in Stockholders’ Equity and Note 3.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Uncertain Tax Positions

Comment 15. FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Response 15. We have revised disclosure accordingly with respect to FIN 48 and interpretation 48.

Note 3. Stockholders’ Equity

Comment 16. Reference is made to footnote (1) which states that shares issued for services were valued at the closing market price on the date of issuance. Reference is also made to the table preceding footnote (1) and the table in Item 10 which disclose that 60,000,000 shares issued on June 16, 2010 were valued at $0.001 per share while all other shares issued on June 16, 2010 were valued at $1.25 per share. Please explain in detail why you used different share prices to value the June 16, 2010 issuances and why the share prices used were appropriate.

Response 16. We have revised footnote (1) under Item 10 as follows: “(1) The shares valued at the closing market price on the date of issuance except of shares issued to Matthew Schulman, former CEO, Steven Plumb, former CFO and Henry Blum, whose shares were valued at fair value of services provided.” We have also revised the disclosure under column “Consideration” to conform to footnote (1). In addition, we have revised disclosure under Notes to Financial Statements – Note 3 – to conform to disclosure under Item 10.

Note 5. Convertible Notes

Comment 17. We reviewed your response to comment 35 in our letter dated December 19, 2012. Please tell us your consideration of recognizing beneficial conversion features when you issued $50,000 convertible notes in the years ended December 31, 2009 and 2010. Please also disclose the material terms of these convertible notes. In this regard, we note that all or a portion of these convertible notes were outstanding as of December 31, 2011 and December 31, 2012. Refer to ASC 470-20.

Response 17. We note that the convertible promissory notes issued in the years ended December 31, 2009 and 2010 did include beneficial conversion features that were not recognized in those periods.  We have updated the financials in the updated Form 10/A to include the effects of recognizing those beneficial conversion features in those periods as well as the applicable amortization of the associated debt discount.  One note was issued on January 20, 2009 for $50,000, included an interest rate of 10%, and is convertible into common stock at $0.01 per share.  Another note was issued on January 18, 2010 for $50,000, included an interest rate of 10%, and is convertible into common stock at $0.01 per share.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

General

Comment 18. Please amend your Form 10-K in response to our comments above or tell us why you believe your Form 10-K does not need to be amended.

Response 18. We intent to file an amendment to our Form 10-K for the year ended December 31, 2012 incorporating our responses related to our Form 10 upon clearance of all SEC comments.

Item 9A. Disclosures and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting

Comment 19. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2012. Refer to Item 308(a)(3) of Regulation S-K.

Response 19. See response to Comment 18 above.

Signatures

Comment 20. The report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.

Response 20: We have included the signature of our CFO.

Respectfully submitted,

/s/ Shahar Ginsberg, CEO